Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the three months ended September 30, 2016. The financial information should be read in conjunction with our unaudited financial statements for the three and nine months ended September 30, 2016 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	As of September 30, 2016
	ATTRIBUTED ASSETS				ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
Tracking Stock	Cash and Cash Equivalents	Investment in Brand Contracts, at Fair Value	Other Assets	Total Attributed Assets	Total Attributed Liabilities	Total Attributed Stockholders' Equity	Total Attributed Liabilities and Stockholders' Equity
Platform Common Stock	$3,073,495	$984,119	$47,394	$4,105,008	$22,163	$4,082,845	$4,105,008
Fantex Series Vernon Davis	73,252	706,639	162,934	942,825	10,826	931,999	942,825
Fantex Series EJ Manuel	7,180	946,840	27,102	981,122	2,219	978,903	981,122
Fantex Series Mohamed Sanu	34,971	1,659,835	18,810	1,713,616	25,541	1,688,075	1,713,616
Fantex Series Alshon Jeffery	12,218	8,651,376	328,235	8,991,829	6,531	8,985,298	8,991,829
Fantex Series Michael Brockers	2,435	3,477,474	351,297	3,831,206	1,750	3,829,456	3,831,206
Fantex Series Jack Mewhort	2,142	3,256,096	12,489	3,270,727	1,522	3,269,205	3,270,727
Fantex Series Professional Sports	23,404	49,822,101	539,059	50,384,564	—	50,384,564	50,384,564
Total	$3,229,097	$69,504,480	$1,487,320	$74,220,897	$70,552	$74,150,345	$74,220,897

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS INFORMATION

(Unaudited)

	For the Three Months Ended September 30, 2016
		Attributed Operating Expenses
Tracking Stock	Attributed Income (Loss) from Brand Contracts	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$(351,100)	$328,446	$175,934	$215,315	$(3,688)	$716,007	$(1,067,107)
Fantex Series Vernon Davis	23,519	—	4,406	—	3,488	7,894	15,625
Fantex Series EJ Manuel	24,216	—	54	—	43	97	24,119
Fantex Series Mohamed Sanu	37,671	—	-	—	-	-	37,671
Fantex Series Alshon Jeffery	284,787	—	199	—	157	356	284,431
Fantex Series Michael Brockers	650,135	—	-	—	-	-	650,135
Fantex Series Jack Mewhort	116,149	—	-	—	-	—	116,149
Fantex Series Professional Sports	5,753,942	—	26,974	—	-	26,974	5,726,968
Total	$6,539,319	$328,446	$207,567	$215,315	$—	$751,328	$5,787,991

	For the Nine Months Ended September 30, 2016
		Attributed Operating Expenses
Tracking Stock	Attributed Income (Loss) from Brand Contracts	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$637,044	$1,130,066	$1,237,662	$916,034	$(48,389)	$3,235,373	$(2,598,329)
Fantex Series Vernon Davis	(58,689)	—	13,211	—	10,826	24,037	(82,726)
Fantex Series EJ Manuel	81,594	—	2,665	—	2,219	4,884	76,710
Fantex Series Mohamed Sanu	509,506	—	30,651	—	25,541	56,192	453,314
Fantex Series Alshon Jeffery	1,600,291	—	7,848	—	6,531	14,379	1,585,912
Fantex Series Michael Brockers	863,263	—	2,101	—	1,750	3,851	859,412
Fantex Series Jack Mewhort	353,066	—	1,826	—	1,522	3,348	349,718
Fantex Series Professional Sports	5,753,942	—	26,974	—	—	26,974	5,726,968
Total	$9,740,017	$1,130,066	$1,322,938	$916,034	$-	$3,369,038	$6,370,979

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	For the nine months ended September 30, 2016
Tracking Stock	Net cash provided from (used in) operating activities	Net cash used in investing activities	Net cash provided from financing activities	Net cash increase (decrease) for period	Cash and cash equivalents at beginning of period	Cash and cash equivalents at end of period
Platform Common Stock	$(200,019)	$—	$2,768,843	$2,568,824	$504,671	$3,073,495
Fantex Series Vernon Davis	179,794	—	(631,652)	(451,858)	525,110	73,252
Fantex Series EJ Manuel	37,486	—	(193,767)	(156,281)	163,461	7,180
Fantex Series Mohamed Sanu	473,078	—	(591,480)	(118,402)	153,373	34,971
Fantex Series Alshon Jeffery	120,249	—	(259,097)	(138,848)	151,066	12,218
Fantex Series Michael Brockers	22,210	—	(220,939)	(198,729)	201,164	2,435
Fantex Series Jack Mewhort	26,334	—	(67,025)	(40,691)	42,833	2,142
Fantex Series Professional Sports	(44,173,395)	—	44,196,799	23,404	-	23,404
Total	$(43,514,263)	$—	$45,001,682	$1,487,419	$1,741,678	$3,229,097
Non-Cash Financing Activities:
Contributions from Parent	$2,964,901

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts except for the Fantex Professional Sports Tracking Stock where 100% of our ABI is attributed to the tracking stock.

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock except for our Fantex Series Professional Sports tracking stock where do not attribute any of our ABI.

As of September 30, 2016, Investment in Brand Contracts, at Fair Value in the Attributed Balance Sheet Information for our Platform Common Stock includes:

	Balance September 30, 2016
Vernon Davis Brand Contract	$37,191	(1)
EJ Manuel Brand Contract	49,834	(1)
Mohamed Sanu Brand Contract	87,360	(1)
Alshon Jeffery Brand Contract	455,336	(1)
Michael Brockers Brand Contract	183,025	(1)
Jack Mewhort Brand Contract	171,373	(1)
Total Brand Contracts	$984,119

(1) Per our attribution policy, 5% of the brand contract value is attributed to the Platform Common Stock.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Initial Public Offering

We completed the initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising approximately $4.21 million from the sale of 421,100 shares. On May 2, 2014, we paid Vernon Davis $4.00 million to complete our purchase of the Vernon Davis brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and nine months ended September 30, 2016, we attributed $72,147 and $219,971 respectively of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”). For the three months ended September 30, 2016, the attributed ABI was comprised of $61,812 from Vernon Davis’s NFL player contract and $10,362 from his endorsement contracts. For the nine months ended September 30, 2016, the attributed ABI was comprised of $182,029 from Vernon Davis’s NFL player contract and $37,943 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $7,894 and $24,037 respectively to Fantex Series Vernon Davis.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Vernon Davis brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and nine months ended September 30, 2016, the Vernon Davis brand contract generated attributed income of $23,519 and an attributed loss of $58,689, respectively.

On March 31, 2016, Vernon Davis signed a new, one-year NFL player contract with the Washington Redskins. The effect of this new contract was to decrease the fair value of the Vernon Davis brand contract by approximately $0.1 million. This decrease in the net present value (the “NPV”) of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Vernon Davis as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,355,515	$1,340,721	13.1%	18.0%	4.5%
NFL Contract	1,355,515	1,340,721	13.1	18.0	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$9,015,577	$6,097,583	86.9%	82.0%	14.6%
Projected Player Contracts	2,578,077	2,231,781	24.9	30.0	15.0
Projected Endorsements	937,500	873,447	9.0	11.7	10.0
Projected Post-Career	5,500,000	2,992,355	53.0	40.3	15.0
Total	$10,371,092	$7,438,304	100.0%	100.0%
Average					13.2%

The most significant assumptions in our determination of fair value for Vernon Davis’s brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Vernon Davis would have an NFL career length of at least 12 years, through the 2017 NFL season;

•

that he will enter into an additional one-year NFL player contract for at least $2.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources; and

•	that he will earn $5.5 million in post-career brand income from 2018-2027.

Vernon Davis has completed his tenth NFL regular season. On March 31, 2016 as a free agent, Vernon Davis signed a one-year NFL player contract with the Washington Redskins for the 2016 NFL season. Based on our valuation of Vernon Davis’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Vernon Davis will sign an additional one-year, $2.6 million NFL player contract prior to the 2017 NFL season. In determining that Vernon Davis would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are generally consistent with the compensation that he has had historically from these sources, we believe Vernon Davis can demonstrate success as a tight end in the NFL, and, therefore, we believe he is a good candidate to realize consistent levels of endorsement income.

The following table shows the change in fair value of the Vernon Davis brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 30, 2013 through September 30, 2016.

Vernon Davis Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$337,722	$(1,476,249)	$34,291	$36,266	$1,202,042	$134,072
Endorsements	4,778	(201,880)	1,153	5,961	189,988	—
Category B
NFL Contract	869,932	—	152,918	(1,644)	(1,021,206)	—
Endorsements	35,121	—	25,217	(23,617)	(36,721)	—
Category C
Projected Player Contracts	1,934,854	—	569,130	(2,045,522)	(235,284)	223,178
Projected Endorsements	678,954	—	74,027	(506,107)	(159,529)	87,345
Projected Post-Career	138,639	—	84,749	75,847	—	299,235
Total	$4,000,000	$(1,678,129)	$941,485	$(2,458,816)	$(60,709)	$743,830

2

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Vernon Davis and 5% to our platform common stock.

Other Items

During the year ended December 31, 2015, we exercised our co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. We paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis. During the three months ended September 30, 2016, we did not collect any amounts from this investment.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel on July 21, 2014 raising approximately $5.24 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and nine months ended September 30, 2016, we attributed $27,963 and $39,763 respectively of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”). For the three months ended September 30, 2016, the attributed ABI was comprised of $27,102 from EJ Manuel’s NFL player contract and $861 from his endorsement contracts. For the nine months ended September 30, 2016, the attributed ABI was comprised of $35,731 from EJ Manuel’s NFL player contract and $4,032 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $97 and $4,884 respectively to Fantex Series EJ Manuel. There were no significant changes with respect to EJ Manuel’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the EJ Manuel brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and nine months ended September 30, 2016, the EJ Manuel brand contract generated attributed income of $24,216 and $81,594, respectively.

The increase in the fair value of the EJ Manuel brand contract was driven primarily by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for EJ Manuel as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,331,344	$1,316,655	10.6%	13.2%	4.5%
NFL Contract	1,331,344	1,316,655	10.6	13.2	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$11,240,163	$8,650,077	89.4%	86.8%	15.6%
Projected Player Contracts	10,502,663	8,199,900	83.4	82.2	15.6
Projected Endorsements	487,500	359,547	4.0	3.6	15.6
Projected Post-Career	250,000	90,630	2.0	1.0	20.0
Total	$12,571,507	$9,966,732	100.0%	100.0%
Average					14.2%

The most significant assumptions in our determination of fair value for EJ Manuel’s brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that EJ Manuel would have an NFL career length of at least seven years, through the 2019 NFL season; and

•

that during this time he would play out his existing NFL player contract and will enter into two additional NFL player contracts for at least $10.5 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

EJ Manuel has completed his third NFL regular season and has a current NFL player contract with the Buffalo Bills that expires following his fourth season in the NFL. Based on our valuation of EJ Manuel’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of seven years. We estimate EJ Manuel will sign a two-year, $7.4 million NFL player contract beginning with the 2017 NFL season and a one-year, $3.1 million NFL player contract prior to the 2019 NFL season. We believe that EJ Manuel will enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

The following table shows the change in fair value of the EJ Manuel brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 14, 2014 through September 30, 2016.

EJ Manuel Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$330,125	$(204,966)	$32,415	$3,594	$(29,503)	$131,665
Endorsements	7,391	(29,972)	981	5,348	16,252	—
Category B						—
NFL Contract	—	—	—	—	—	—
Endorsements	13,446	—	—	(12,548)	(898)	—
Category C
Projected Player Contracts	3,616,729	—	813,916	(3,610,655)	—	819,990
Projected Endorsements	985,417	—	189,170	(1,124,251)	(14,380)	35,956
Projected Post-Career	21,892	—	(5,712)	(7,117)	—	9,063
Total	$4,975,000	$(234,938)	$1,030,770	$(4,745,629)	$(28,529)	$996,674

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

Fantex Series Mohamed Sanu

Initial Public Offering

We completed the initial public offering of the Fantex Series Mohamed Sanu on November 3, 2014 raising approximately $1.64 million from the sale of 164,300 shares. On November 3, 2014, we paid Mohamed Sanu $1.56 million to complete our purchase of the Mohamed Sanu brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and nine months ended September 30, 2016, we attributed $16,861 and $512,310 respectively of ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”). For the three months ended September 30, 2016, the attributed ABI was comprised of $ 16,765 from Mohamed Sanu’s NFL player contract and $96 from his endorsement contracts. For the nine months ended September 30, 2016, the attributed ABI was comprised of $510,314 from Mohamed Sanu’s NFL player contract and $1,996 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $0 and $56,192 respectively to Fantex Series Mohamed Sanu.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Mohamed Sanu brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and nine months ended September 30, 2016, the Mohamed Sanu brand contract generated attributed income of $37,671 and $509,506, respectively.

On March 10, 2016, as a free agent, Mohamed Sanu signed a new, five-year NFL player contract with the Atlanta Falcons. During the three and nine months ended September 30, 2016, the decrease in fair value of Mohamed Sanu's brand contract from the new player contract was approximately $0.1 million after recording the effects of the receivable and gain from the ABI associated with the $5.0 million portion of the $7.0 million signing bonus. This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Mohamed Sanu as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$8,823,529	$8,464,208	41.5%	48.4%	4.5%
NFL Contract	8,823,529	8,464,208	41.5	48.4	4.5
Endorsements	—	—	—	—	—
Category B	$12,000,000	$8,789,449	56.5%	50.3%	15.0%
NFL Contract	12,000,000	8,789,449	56.5	50.3	15.0
Endorsements	—	—	—	—	—
Category C	$412,500	$218,290	2.0%	1.2%	17.4%
Projected Player Contracts	—	—	—	—	—
Projected Endorsements	162,500	127,641	0.8	0.7	15.6
Projected Post-Career	250,000	90,649	1.2	0.5	20.0
Total	$21,236,029	$17,471,947	100.0%	100.0%
Average					9.9%

The most significant assumptions in our determination of fair value for Mohamed Sanu’s brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Mohamed Sanu would have an NFL career length of at least eight years, through the 2019 NFL season.

Mohamed Sanu has completed his fourth NFL regular season. He has played his entire career with the Cincinnati Bengals. On March 10, 2016 as a free agent, Mohamed Sanu signed a five-year contract with the Atlanta Falcons. Based on our valuation of Mohamed Sanu’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of eight years. In determining that Mohamed Sanu would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Mohamed Sanu can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Mohamed Sanu currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Mohamed Sanu brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of May 14, 2014 through September 30, 2016.

Mohamed Sanu Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$56,459	$(746,754)	$36,442	$524,781	$975,493	846,421
Endorsements	—	(1,358)	—	(902)	2,260	—
Category B
NFL Contract	56,198	—	72,220	78,721	671,806	878,945
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	1,423,885	—	572,733	(331,571)	(1,665,047)	—
Projected Endorsements	19,845	—	7,863	(12,683)	(2,260)	12,765
Projected Post-Career	3,613	—	2,996	2,455	—	9,064
Total	$1,560,000	$(748,112)	$692,254	$260,801	$(17,748)	$1,747,195

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Mohamed Sanu and 5% to our platform common stock.

Fantex Series Alshon Jeffery

Initial Public Offering

We completed the initial public offering of the Fantex Series Alshon Jeffery on March 19, 2015 raising approximately $8.36 million from the sale of 835,800 shares. On March 19, 2015, we paid Alshon Jeffery $7.94 million to complete our purchase of the Alshon Jeffery brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and nine months ended September 30, 2016, we attributed $328,234 and $349,225, respectively of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”). For the three months ended September 30, 2016, this was comprised of $ 318,172 from Alshon Jeffery’s NFL  player contract and $10,061 from his endorsement contracts. For the nine months ended September 30, 2016, this was comprised of $329,996 from Alshon Jeffery’s NFL  player contract and $19,229 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $356 and $14,379, respectively to Fantex Series Alshon Jeffery.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Alshon Jeffery brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three and nine months ended September 30, 2016, the Alshon Jeffery brand contract generated attributed income of $284,787 and $1,600,291, respectively.  Alshon Jeffery was unable to negotiate a long-term contract for the 2016 NFL season and is playing under the franchise tag for a guaranteed $14,599,000.  This was a change in the cash flow amounts, cash flow timing and discount rates assumptions from the prior quarter and as such, this increased fair value of his brand contract by $0.8 million for the three and nine months ended September 30, 2016.

The remaining increase in the fair value of the Alshon Jeffery brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Alshon Jeffery as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$12,022,706	$11,890,055	11.3%	17.0%	4.5%
NFL Contract	12,022,706	11,890,055	11.3	17.0	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$94,801,990	$58,161,575	88.7%	83.0%	16.5%
Projected Player Contracts	91,376,990	56,081,697	85.5	80.0	16.5
Projected Endorsements	3,175,000	2,036,746	3.0	2.9	15.6
Projected Post-Career	250,000	43,132	0.2	0.1	20.0
Total	$106,824,696	$70,051,630	100.0%	100.0%
Average					14.5%

The most significant assumptions in our determination of fair value for Alshon Jeffery brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Alshon Jeffery would have an NFL career length of at least 12 years through the 2023 NFL season; and;

•

that he will enter into additional multi-year NFL player contracts for at least $91.3 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Alshon Jeffery has completed his fourth NFL regular season and his existing NFL player contract with the Chicago Bears expired on February 29, 2016. On February 26, 2016, the Chicago Bears placed a non-exclusive franchise player tag on Alshon Jeffery which prevents him from becoming an unrestricted free agent for the 2016 NFL season and will pay him a guaranteed salary for the 2016 NFL season of $14.6 million. Based on our valuation of Alshon Jeffery’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Alshon Jeffery will sign a five-year, $72.8 million NFL player contract prior to the 2017 NFL season and a two-year, $18.6 million NFL player contract prior to the 2022 NFL season. In determining that Alshon Jeffery would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Alshon Jeffery can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

The following table shows the change in fair value of the Alshon Jeffery brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of September 7, 2014 through September 30, 2016.

Alshon Jeffery Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$93,729	$(246,692)	$32,550	$26,566	$1,639,554	$1,545,707
Endorsements	2,488	(66,297)	—	112	63,697	—
Category B		—	—	—	—
NFL Contract	—	—	—	—	—	—
Endorsements	18,616	—	4,690	—	(23,306)	—
Category C		—	—	—	—
Projected Player Contracts	7,582,563	—	2,705,854	(1,010,711)	(1,987,085)	7,290,621
Projected Endorsements	238,837	—	108,315	(44,006)	(38,369)	264,777
Projected Post-Career	3,767	—	3,283	(1,443)	—	5,607
Total	$7,940,000	$(312,989)	$2,854,692	$(1,029,482)	$(345,509)	$9,106,712

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Alshon Jeffery and 5% to our platform common stock.

Other Events

On November 14, 2016 it was announced that Alshon Jeffery has been suspended for four games without pay for violating the NFL's policy on performance enhancing substances. Pursuant to our brand contract with Alshon Jeffery, he is contractually obligated to pay us the ABI for those four games after they are played.

Fantex Series Michael Brockers

We completed the initial public offering of the Fantex Series Michael Brockers on May 29, 2015 raising approximately $3.62 million from the sale of 362,200 shares. On June 2, 2015, we paid Michael Brockers $3.44 million to complete our purchase of the Michael Brockers brand contract.

Attributed Acquired Brand Income and Expenses

During the three and nine months ended September 30, 2016, we attributed $351,296 and $367,173 of ABI to Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”). During the three months ended September 30, 2016, $349,734 was from Michael Brockers’ NFL player contract and 1,562 from his endorsement contracts.  During the nine months ended September 30, 2016, $365,611 was from Michael Brockers’ NFL contract and $1,562 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $0 and $3,851, respectively to Fantex Series Michael Brockers. During the quarter Michael Brockers signed a three-year extension with the Los Angeles Rams as described below.  No other material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Michael Brockers brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three and nine months ended September 30, 2016, the Michael Brockers brand contract generated attributed income of $650,135 and $863,263, respectively.

In September, 2016, Michael Brockers signed a three year extension with the Los Angeles Rams for approximately $33.3 million. This is in addition to his current $6.1 million salary paid in the 2016 NFL season and extends his term with the Rams through the 2019 NFL season. The addition of new contract cash flows and the change in discount rates on those cash flows increased the fair value of this contract approximately $ 0.3 million during the period. The remaining increase in the fair value of the Michael Brockers brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Michael Brockers as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$14,464,588	$14,112,820	29.5%	38.6%	4.5%
NFL Contract	14,464,588	14,112,820	29.5	38.6	4.5
Endorsements	—	-	—	—	—
Category B	$21,250,000	$15,759,210	43.5%	43.0%	11.0%
NFL Contract	21,250,000	15,759,210	43.4	43.1	11.0
Endorsements	—	-	—	—	—
Category C	$13,237,237	$6,732,964	27.0%	18.4%	17.5%
Projected Player Contracts	12,724,737	6,487,616	26.0	17.7	17.5
Projected Endorsements	362,500	182,429	0.7	0.5	15.3
Projected Post-Career	150,000	62,919	0.3	0.2	20.0
Total	$48,951,825	$36,604,994	100.0%	100.0%
Average					12.4%

The most significant assumptions in our determination of fair value for Michael Brockers’s brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Michael Brockers would have an NFL career length of at least ten years through the 2021 NFL season; and

•

that Michael Brockers will play under his current contract extension through the NFL 2019 season and he will enter into an additional multi-year NFL player contract for approximately $12.7 million prior to the 2020 NFL season and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Michael Brockers completed the NFL regular season of the final year of a four-year player contract signed with the St. Louis Rams, however, the Rams exercised their Fifth-Year Team Option for the 2016 NFL season. In September, 2016, Michael Brockers signed a three-year extension for approximately $33.3 million. This is in addition to his current $6.1 million salary paid in the 2016 NFL season and extends his term with the Rams through the 2019 NFL season. The addition of new contract cash flows and the change in discount rates on those cash flows increased the fair value of this contract approximately $ 0.3 million during the period.

We estimated that Michael Brockers would enter into a second NFL player contract prior to the 2020 season, his ninth NFL season. Based on our valuation of Michael Brockers’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. In determining that Michael Brockers would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Michael Brockers can demonstrate consistent success as a defensive tackle in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Michael Brockers currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Michael Brockers brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 15, 2014 through September 30, 2016.

Michael Brockers Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$235,122	$(260,217)	$125,180	$233,193	$1,078,004	$1,411,282
Endorsements	—	(1,646)	—	115	1,531	—
Category B
NFL Contract	—	—	383,115	—	1,192,805	1,575,920
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	3,178,508	—	1,068,469	(959,265)	(2,638,951)	648,761
Projected Endorsements	23,955	—	9,596	(9,331)	(5,977)	18,243
Projected Post-Career	2,415	—	1,867	(792)	2,802	6,292
Total	$3,440,000	$(261,863)	$1,588,226	$(736,080)	$(369,786)	$3,660,498

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Michael Brockers and 5% to our platform common stock.

Fantex Series Jack Mewhort

Initial Public Offering

We completed the initial public offering of the Fantex Series Jack Mewhort on July 14, 2015 raising approximately $2.68 million from the sale of 268,100 shares. On July 15, 2015, we paid Jack Mewhort $2.52 million to complete our purchase of the Jack Mewhort brand contract.

Attributed Acquired Brand Income and Expenses

During the three and nine months ended September 30, 2016, we attributed $12,488 and $35,155, respectively of ABI to Fantex Series Jack Mewhort Convertible Tracking Stock (the “Fantex Series Jack Mewhort”). For the three months ended September 30, 2016, this was comprised of $12,488 from Jack Mewhort’s NFL player contract and $0 from his endorsement contracts. During the nine months ended September 30, 2016, this was comprised of $34,918 from Jack Mewhort’s NFL  player contract and $237 from his endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $  0 and $3,348 to Fantex Series Jack Mewhort. There were no significant changes with respect to Jack Mewhort’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Jack Mewhort brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For the three and nine months ended September 30, 2016, the Jack Mewhort brand contract generated attributed income of $116,149 and $353,066.

The increase in the fair value of the Jack Mewhort brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of September 30, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$613,440	$60,667	1.0%	1.8%	4.5%
NFL Contract	613,440	60,667	1.0	1.8	4.5
Endorsements	—	—	—	—	—
Category B	$907,337	$80,988	1.5%	2.4%	10.0%
NFL Contract	907,337	80,988	1.5	2.4	10.0
Endorsements	—	—	—	—	—
Category C	$57,184,844	$3,285,814	97.5%	95.8%	16.0%
Projected Player Contracts	56,572,344	3,259,882	96.5	95.1	16.0
Projected Endorsements	362,500	21,676	0.6	0.6	16.4
Projected Post-Career	250,000	4,256	0.4	0.1	20.0
Total	$58,705,621	$3,427,469	100.0%	100.0%
Average					15.7%

The most significant assumptions in our determination of fair value for Jack Mewhort’s brand contract as of September 30, 2016 are:

•	discount rates for each of Category A, Category B and Category C as set forth above;

•	that Jack Mewhort would have an NFL career length of at least ten years through the 2023 NFL season; and

•

that during this time he would play out his existing NFL player contract and will enter into an additional six-year NFL player contract for at least $56.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort has completed his second NFL regular season and has a current NFL player contract with the Indianapolis Colts that expires following his fourth season in the NFL. Based on our valuation of Jack Mewhort’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. We estimate Jack Mewhort will sign a six-year, $56.6 million NFL player contract prior to the 2018 NFL season. In determining that Jack Mewhort would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Jack Mewhort can demonstrate consistent success as an offensive lineman in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Jack Mewhort currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Jack Mewhort brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 15, 2015 through September 30, 2016.

Jack Mewhort Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
NFL Contract	$55,736	$(80,006)	$3,199	$20,261	$61,477	$60,667
Endorsements	—	—	—	(1,000)	1,000	—
Category B
NFL Contract	136,381	—	17,472	180	(73,045)	80,988
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	2,296,791	—	708,801	254,290	—	3,259,882
Projected Endorsements	28,194	—	6,757	(10,698)	(2,577)	21,676
Projected Post-Career	2,898	—	1,358	—	—	4,256
Total	$2,520,000	$(80,006)	$737,587	$263,033	$(13,145)	$3,427,469

(1)	In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Jack Mewhort and 5% to our platform common stock.

Fantex Series Professional Sports

The Fantex Series Professional Sports Convertible Tracking Stock is comprised of 14 brand contracts noted below:

Brand Contract
Kendall Wright Brand Contract
Andrew Heaney Brand Contract
Terrance Williams Brand Contract
Ryan Shazier Brand Contract
Scott Langley Brand Contract
Kelly Kraft Brand Contract
Kyle Reifers Brand Contract
Jack Maguire Brand Contract
Tyler Duffey Brand Contract
Collin McHugh Brand Contract
Jonathan Schoop Brand Contract
Yangervis Solarte Brand Contract
Maikel Franco Brand Contract
Allen Robinson Brand Contract

In July, 2016, we completed the private placement of Fantex Sports Portfolio I Units. The Fantex Professional Sports Tracking Stock was included in the Units.  Each Unit represents 0.765 shares of the Fantex Professional Sports Tracking Stock.

Attributed Acquired Brand Income and Expenses

During the three and nine months ended September 30, 2016, we attributed $1,010,463 and $1,406,692,  respectively of ABI to Fantex Series Professional Sports Convertible Tracking Stock (the “Fantex Series Professional Sports”). For the three months ended September 30, 2016, this was comprised of $825,543 from players’ primary sport contracts and $184,920 from endorsement contracts. During the nine months ended September 30, 2016, this was comprised of $1212,119 from players’ primary sport contracts and $194,843 from endorsement contracts. During the three and nine months ended September 30, 2016, we attributed expenses for management fees and direct costs of $26,974 and $26,974 to Fantex Series Professional Sports. There were no significant changes with respect to existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the included brand contracts at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q.  For both the three and nine months ended September 30, 2016, the included brand contract generated attributed income of $5,753,942.

The increase in the fair value of the included brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows the change in fair value of the included brand contracts by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception dates through September 30, 2016.

Total	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance September 30, 2016
Category A
Player Cash Flows	565,984	(348,417)	72,220	34,984	621,839	946,610
Endorsements	-	-	-	-	-	-
Category B
Player Cash Flows	428,477	(175,859)	23,835	(9,915)	(98,959)	167,579
Endorsements	1,818	(2,000)	182	-	-	-
Category C
Player Cash Flows	37,793,876	(198,459)	4,579,811	1,218,245	(932,058)	42,461,415
Projected Endorsements	2,833,709	(79,406)	263,482	(130,768)	(77,881)	2,809,136
Projected Post-Career	23,746	-	7,431	4,367	-	35,544
Total	41,647,610	(804,141)	4,946,961	1,116,913	(487,059)	46,420,284